SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 1)

Guaranty Bancorp

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

40075T102

(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Raymond A. Tiernan, Esq. Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W., 11th Floor Washington, D.C. 20005 (202) 347-0300
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 40075T102	13D/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,111,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,111,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40075T102	13D/A	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,111,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,1111,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40075T102	13D/A	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,111,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,111,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40075T102	13D/A	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,111,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,111,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 40075T102	13D/A	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,111,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,111,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40075T102	13D/A	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,111,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,111,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40075T102	13D/A	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,111,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,111,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40075T102	13D/A	Page 9 of 14 Pages

Item 1.	Security and Issuer

This Amendment No.1 to Schedule 13D (the “Amendment”) relates to the common stock, par value $.001 per share (the ACommon Stock@), of Guaranty Bancorp, a Delaware corporation (the ACompany@ or the AIssuer@), whose principal executive offices are located at 1331 Seventeenth Street, Suite 300, Denver, Colorado 80202.

Item 2.	Identity and Background

The Amendment is being jointly filed by the parties identified below.  All of the filers of this Amendment are collectively referred to as the “Patriot Financial Group.” The joint filing agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Schedule 13D.

(a)- (c)    The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Patriot Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot GP and as members of Patriot LLC.

The Patriot Funds are private equity funds focused on investing in community banks throughout the United States.  The principal business of Patriot GP is to serve as the general partner and manage the Patriot Funds.   The principal business of Patriot LLC is to serve as the general partner and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Patriot Funds, Patriot GP and Patriot LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, LP, Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d)           During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 40075T102	13D/A	Page 10 of 14 Pages

(f)         Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On May 6, 2009, the Patriot Funds, along with other investors, entered into an Investment Agreement with the Company, as described in Item 6 below (the “Investment Agreement”) to purchase shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock”).  On August 11, 2009, the Patriot Funds purchased 20,000 shares of the Series A Preferred Stock for $20.0 million using working capital of the Patriot Funds.

Item 4.	Purpose of Transaction

The Series A Preferred Stock was acquired for investment purposes.

Except as set forth in this Amendment and in connection with the Investment Agreement, described in Item 6 below, no member of the Patriot Financial Group has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Pursuant to the terms of the Investment Agreement, the Patriot Funds requested that W. Kirk Wycoff be nominated to serve as a director of the Company, and on August 11, 2009, the Company appointed W. Kirk Wycoff to serve as a director of the Company and until his successor is elected and qualified.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Amendment are based upon 52,438,908 outstanding shares of Common Stock as of July 30, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and the issuance of 59,053 shares of Series A Preferred Stock on August 11, 2009, which is convertible into 32,807,222 shares of Common Stock after two years at the conversion price of $1.80 per share, subject to (i) earlier conversion and (ii) possible adjustment of the conversion price as described in Item 6 below (and currently has the voting power equal to 29,526,500 shares of Common Stock, based upon a conversion ratio for voting purposes only of $2.00 per share).

(a) - (b) Other than the 20,000 shares of Series A Preferred Stock, which is convertible into 11,111,111 shares of Common Stock after two years at the conversion price of $1.80 per share, subject to earlier conversion and adjustment of the conversion price as described in Item 6 below (and currently has the voting power equal to 10,000,000 shares of Common Stock, based upon a conversion ratio of $2.00 per share), no member of the Patriot Financial Group has acquired, and does not beneficially own, any shares of Common Stock.

CUSIP No. 40075T102	13D/A	Page 11 of 14 Pages

The Patriot Funds possess shared voting and dispositive power over 11,111,111 shares of Common Stock assuming conversion of the Series A Preferred Stock at $1.80 per share and, thus, beneficially own 11,111,111 shares, or 17.5% (assuming only the Patriot Funds have converted the shares of Series A Preferred Stock to Common Stock and without giving effect to dividends paid in additional shares of Series A Preferred Stock), of the outstanding Common Stock (and currently has the voting power equal to 10,000,000 shares, or 12.2% of the outstanding Common Stock, based upon a conversion ratio of $2.00 per share).

     Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Patriot Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the 11,111,111 shares of Common Stock assuming conversion of the Series A Preferred Stock at $1.80 per share, or 17.5%, of the outstanding Common Stock.  Such percentage assumes only the Patriot Funds have converted their shares of series A Preferred Stock.  If all holders convert, the Patriot Funds would be deemed to beneficially own 13.0% of the issued and outstanding Common Stock.

(c)           Members of the Patriot Financial Group had no transactions in the Common Stock in the last 60 days, except for the purchase of the 20,000 shares of Series A Preferred Stock for $20.0 million on August 11, 2009.

(d)           Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 6, 2009, Guaranty Bancorp entered into an Investment Agreement (the “Investment Agreement”) with the Patriot Funds, Relational Investors Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (the “Relational Funds”) and Castle Creek Capital Partners, III, LP (“Castle Creek”), pursuant to which the Company agreed to issue up to 60,000 shares of  Series A Preferred Stock.  Subsequent to May 6, 2009, additional investors became parties to the Investment Agreement (collectively with the Patriot Funds, the Relational Funds and Castle Creek, the “Investors”).  On August 11, 2009, the Patriot Funds and the other Investors which are parties to the Investment Agreement entered into Amendment No. 1 to the Investment Agreement.  On August 11, 2009, the Patriot Funds purchased 20,000 shares of Series A Preferred Stock.

The Series A Preferred Stock will pay quarterly dividends at a rate of 9% per year. From the date of issuance of the Series A Preferred Stock on August 11, 2009 until the first dividend payment date following the second anniversary of the closing, the dividends are payable in cash or additional shares of Series A Preferred Stock, at the election of the Company. Thereafter, dividends are payable solely in cash.

CUSIP No. 40075T102	13D/A	Page 12 of 14 Pages

Each share of Series A Preferred Stock will automatically convert into shares of the Company’s Common Stock on the fifth anniversary of the date the Series A Preferred Stock is issued, subject to certain limitations. The Investors may elect to convert their shares of Series A Preferred Stock into shares of Common Stock prior to the mandatory conversion of the Series A Preferred Stock following the earlier of the second anniversary of the date the Series A Preferred Stock is issued or the occurrence of certain events resulting in the conversion, exchange or reclassification of the Common Stock. Each share of Series A Preferred Stock will be convertible into shares of Common Stock at a conversion price of $1.80 per share, adjustable downward in increments of $0.04 (provided the maximum aggregate adjustment cannot exceed $0.30, resulting in a conversion price of $1.50) in the event of certain nonpayments of dividends (whether paid in cash or in kind) on the Series A Preferred Stock. The conversion price of the Series A Preferred Stock is subject to customary anti-dilution adjustments.

The Investors’ ownership of the Common Stock (giving effect to the conversion of the Series A Preferred Stock into shares of Common Stock) is limited to, with respect to the Relational Funds, 14.9% of the outstanding shares of Common Stock, and with respect to each of the Patriot Funds and Castle Creek, 19.9% of the outstanding shares of Common Stock. The payment of dividends in additional shares of Series A Preferred Stock or conversions that would exceed these thresholds will result in the shares of Series A Preferred Stock in excess of such thresholds being convertible into shares of non-voting common stock.

The holders of the Series A Preferred Stock will vote together with the holders of Common Stock as a single class on all matters upon which the holders of Common Stock are entitled to vote. Each share of Series A Preferred Stock will be entitled to such number of votes as the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible, assuming for voting purposes only, a conversion price of $2.00 per share. The holders of the Series A Preferred Stock will have a separate class vote with respect to certain matters, including amendments to the Company’s certificate of incorporation that alter the voting powers, preferences and special rights of the Series A Preferred Stock or create senior convertible securities, or mergers or consolidations upon the consummation of which comparable preferential rights would not be available to holders of the Series A Preferred Stock.

The Company has agreed that, within six months after the closing date of the transaction, it will prepare and file a shelf registration statement with the Securities and Exchange Commission covering all shares of the Series A Preferred Stock and any securities issuable upon their conversion. The Investors will also have customary demand and piggyback registration rights. Each Investor will be generally prohibited from transferring its shares of Series A Preferred Stock and any securities issuable on their conversion for a period of 18 months following the closing date of the transaction.

Each of the Relational Funds and the Patriot Funds provided to the Company the same passivity commitments each such Investor was required to enter into with the Board of Governors of the Federal Reserve System (the “FRB”). These passivity commitments with the Company expire for all Investors on the fifth anniversary of the closing date, or, if earlier, the date on which any Investor receives approval from a regulatory authority to acquire Common Stock in excess of the stockholding limitations described above or as may be imposed on said Investor to the extent the Investor was required to enter into a passivity commitment with the FRB.

CUSIP No. 40075T102	13D/A	Page 13 of 14 Pages

In connection with the execution of the Investment Agreement, the Patriot Funds and the Relational Funds entered into a voting agreement with certain stockholders of the Company that beneficially owned 16,063,806 shares, or 30.6% of the outstanding Common Stock.   Pursuant to the voting agreement, such stockholders granted each of the Patriot Funds and the Relational Funds a proxy to vote their shares of Common Stock beneficially owned in favor of the stockholder approval at any meeting of stockholders of the Company held to consider such transactions (the “Stockholder Meeting”).  Such voting agreement expired on June 29, 2009, the date of the Stockholder Meeting at which stockholder approval of the transactions contemplated by the Investment Agreement was obtained.

Item 7.	Material to Be Filed as Exhibits

1	Joint Filer Statement*
2 3 ___________	Investment Agreement** Amendment No. 1 to Investment Agreement***
*Previously filed.

**Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009 (Commission File No. 000-51556.)

***Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009 (Commission Filed No. 000-51556.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 12, 2009

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch